================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ARIS INDUSTRIES, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    040401101
                                 ---------------
                                 (Cusip Number)


                                ROBERT W. FORMAN
                           SHAPIRO FORMAN & ALLEN LLP
                               380 MADISON AVENUE
                            NEW YORK, NEW YORK 10017
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

================================================================================

-------------------                                           -----------------
CUSIP NO. 040401101                                           Page 2 of 6 pages
-------------------                                           -----------------

================================================================================


 1  NAME OF REPORTING PERSON

       THE SIMON GROUP LLC
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

       WC
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

-----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
-----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF
    SHARES               35,574,841
  BENEFICIALLY   ------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
    REPORTING             9,170,204(1)
     PERSON      ------------------------------------------------------
      WITH        9     SOLE DISPOSITIVE POWER

                         35,574,841
                 ------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          9,170,204(1)
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      44,745,045(1)
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 / /

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    56.4%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------

================================================================================

----------

(1) Includes 9,170,204 shares which the Reporting Person sold to unaffiliated third parties but over which the Reporting Person shares voting and dispositive authority. The Simon Group LLC disclaims pecuniary interest in such shares.

================================================================================

-------------------                                           ------------------
CUSIP No. 040401101                                           Page 3 of 6 pages
-------------------                                           ------------------

 1
    NAME OF REPORTING PERSON

     ARNOLD H. SIMON
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS

    OO
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d)or 2(e)                                   / /

-----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
-----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF
    SHARES               35,574,841(1)
  BENEFICIALLY   ------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH
    REPORTING             9,170,204(2)
     PERSON      ------------------------------------------------------
      WITH        9     SOLE DISPOSITIVE POWER

                         35,574,841(1)
                 ------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                          9,170,204(2)
-----------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     44,745,045(3)
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                 / /

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    56.4%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------

================================================================================

--------

(1) Represents 35,574,841 shares owned by The Simon Group, LLC, of which Mr. Simon is the sole managing member.

(2) Represents shares owned by Alpine and Palisades over which the Reporting Persons have authority to direct the voting and disposition thereof.

(3) Includes 35,574,841 shares owned by The Simon Group, LLC, and 5,882,353 shares and 3,287,851 shares owned by Alpine Peak Partners, LLC ("Alpine") and Palisades Private Partnership, L.P. ("Palisades"), respectively over which the Reporting Persons have authority to direct the voting and disposition thereof. Mr. Simon disclaims pecuniary interest in any of the foregoing shares except as to his proportionate interest in The Simon Group, LLC.

-------------------                                            -----------------
CUSIP No. 040401101                                            Page 4 of 6 pages
-------------------                                            -----------------


                       STATEMENT FOR AMENDED SCHEDULE 13D

     This statement amends Items 5, 6 and 7 of the Schedule 13D filed by The Simon Group, LLC, a New York limited liability company ("SGL"),and Arnold H. Simon ("Simon" and with SGL the "Reporting Persons"), with respect to the common stock (the "Common Stock") of Aris Industries, Inc. (the "Issuer"), whose principal executive office is located at 1411 Broadway, New York, NY.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon approximately 79,307,234 shares of common stock and common stock equivalents outstanding as of January 1, 2000. As of the close of business on January 10, 2000:

     SGL directly owns 35,745,045 shares of Common Stock and shares voting and dispositive power with respect to 9,170,204 shares owned by unaffiliated third parties, representing, in the aggregate, approximately 56.4% of the shares outstanding.

     (b) By virtue of his position with SGL, Mr. Simon has or shares the power to vote and dispose of the shares reported in this Schedule 13D.

     (c) During the second quarter of 1999, The Simon Group LLC sold 5,882,353 shares and 3,287,851 shares, respectively, to Alpine Peak Partners, LLC ("Alpine") and to Palisades Private Partnership, L.P. ("Palisades"). In addition, on December 30, 1999, The Simon Group, LLC donated to a charitable foundation 300,000 shares of the Issuer's common stock allocated to Arnold Simon.

     (d) Not applicable.

     (e) Not applicable.

-------------------                                            -----------------
CUSIP No. 040401101                                            Page 5 of 6 pages
-------------------                                            -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the agreements by which SGL sold shares to each of Alpine and Palisades, SGL retained authority, in certain circumstances, over the voting and disposition of such shares. See Item 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        99.5 Stock Purchase Agreement made as of March 1999 by and between The Simon Group, LLC and Palisade Private Partnership, L.P.

        99.6 Stock Purchase Agreement made as of the 29th day of March 1999 by and between The Simon Group, LLC and Alpine Peak Partners, LLC.

-------------------                                            -----------------
CUSIP No. 040401101                                            Page 6 of 6 pages
-------------------                                            -----------------



                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2000                    THE SIMON GROUP, LLC


                                             By: /s/ ARNOLD H. SIMON
                                                ------------------------------
                                                    Arnold H. Simon,
                                                    Managing Member



                                                 /s/ ARNOLD H. SIMON
                                                ------------------------------
                                                    Arnold H. Simon